SCHEDULE A

Identity of Participants

Timothy J. Andruschat’s principal business address is 69 Delaware Avenue, Suite 1012, Buffalo, New York 14202.

During the past five years, Mr. Andruschat has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, Mr. Andruschat has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws. Mr. Andruschat is a citizen of the United States of America. Mr. Andruschat does not own any securities of Lake Shore Bancorp, Inc.

Timothy J. Andruschat, age 55, is the principal of Andruschat Law Firm, a personal injury law firm based in Buffalo, New York, where he has served as an attorney since founding the firm in September 2009. As an experienced trial attorney, Mr. Andruschat specializes in tort litigation, has tried over 500 cases to verdict and has recovered tens of millions of dollars in compensation for his clients. From November 2012 to January 2016, Mr. Andruschat served as President of the Board of Directors for Specialized Early Childhood Center of Western New York, Inc. (d/b/a Bornhava), a not-for-profit section 501(c)(3) educational corporation that provides education and therapies for differently abled children under five years of age. Mr. Andruschat’s duties as President of Bornhava’s Board included overseeing management, financial performance and legal compliance, and spearheading fundraising initiatives. Mr. Andruschat was admitted to the New York State Bar in 1996, at which time he began his legal career, working for a number of law firms and serving as a high-volume trial attorney for the Erie County District Attorney’s Office, before founding Andruschat Law Firm in 2009. Mr. Andruschat is a member of the New York State Bar Association, Erie County Bar Association, and the Western New York Trial Lawyers Association. He is also active with the Lawyers Helping Lawyers committee of the Erie County Bar Association. Mr. Andruschat received his Juris Doctor from the University at Buffalo School of Law and Bachelor of Science in Business Administration from the University at Albany.

The participants in the solicitation are anticipated to be Stilwell Activist Investments, L.P., a Delaware limited partnership, Stilwell Activist Fund, L.P., a Delaware limited partnership, Stilwell Partners, L.P., a Delaware limited partnership, Stilwell Value LLC, a Delaware limited liability company, Joseph Stilwell, and Mr. Andruschat (each a “Participant” and collectively, the “Participants”). Each of the Participants specifically disclaims beneficial ownership of any shares of Common Stock owned by any of the other Participants that he or it does not directly own.